UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pixar

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

725811 10 3

(CUSIP Number)

Pixar

1200 Park Avenue

Emeryville, California 94608

(510) 752-3000

Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 725811 10 3

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven P. Jobs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,281,015 8. Shared Voting Power 47,718,987[1] 9. Sole Dispositive Power 60,000,002 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,002[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 50.29%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]	By virtue of the proxy granted to Disney pursuant to the Voting Agreement (all as defined in Item 4 hereof), Disney may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. Mr. Jobs has granted a proxy to Disney with respect to a number of his shares of Pixar common stock (representing forty percent (40%) of the shares of Pixar common stock outstanding and entitled to vote on the record date for any vote of shareholders of Pixar on the Merger Agreement and the transactions contemplated thereby) in favor of the approval of the principal terms of the Merger Agreement and the Merger as discussed in Item 4 hereof. In addition, pursuant to the Voting Agreement, Mr. Jobs is entitled to vote the balance of his shares of Pixar common stock in any manner he deems appropriate. As of January 1, 2006, there were 119,297,468 shares of Pixar common stock outstanding, as represented by Pixar in the Merger Agreement discussed in Item 4 hereof.
[2]	The calculation of the foregoing percentage is based on 119,297,468 shares of Pixar common stock outstanding as of January 1, 2006, as represented by Pixar in the Merger Agreement discussed in Item 4 hereof.

Schedule 13D

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share, of Pixar, a California corporation (“Pixar”), which has its principal executive office at 1200 Park Avenue, Emeryville, California 94608.

Item 2. Identity and Background

This Schedule 13D is being filed by Steven P. Jobs, whose business address is located at 1200 Park Avenue, Emeryville, California 94608. Mr. Jobs is a United States citizen and the Chief Executive Officer of Pixar, which is located at 1200 Park Avenue, Emeryville, California 94608. Mr. Jobs is also the Chief Executive Officer of Apple Computer, Inc., which is located at 1 Infinite Loop, Cupertino, California 95014.

During the last five years, Mr. Jobs: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4: Purpose of Transaction

(a) – (b)

On January 24, 2006, Pixar entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Walt Disney Company, a Delaware corporation (“Disney”), and Lux Acquisition Corp., a California corporation and a direct wholly-owned subsidiary of Disney (“Merger Sub”). Pursuant to the terms and subject to the conditions contained in the Merger Agreement, Merger Sub will merge with and into Pixar (the “Merger”), with Pixar continuing as the surviving corporation and becoming a wholly-owned subsidiary of Disney.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of Pixar will be converted into the right to receive 2.3 shares of common stock of Disney. In addition, each outstanding option to purchase Pixar common stock will be converted at the Effective Time into an option to purchase Disney common stock and will be assumed by Disney.

Consummation of the Merger is subject to several closing conditions, including the approval of the principal terms of the Merger Agreement and the Merger by the shareholders of Pixar, the receipt of antitrust approvals or the expiration of applicable waiting periods in certain jurisdictions, the absence of certain governmental restraints, and effectiveness of a Form S-4 registration statement to be filed by Disney. The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement is attached to this filing as Exhibit 1 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

In addition, as an inducement for Disney to enter into the Merger Agreement, the Mr. Jobs entered into a voting agreement dated as of January 24, 2006 (the “Voting Agreement”). Disney did not pay additional consideration to Mr. Jobs in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 4. The Voting Agreement is filed herewith as Exhibit 2.

(c) Not applicable.

(d) At the Effective Time, the size of the board of directors of the surviving corporation will be increased to a number equal to the number of the members of the board of directors of Pixar and Merger Sub immediately prior to the Effective Time. At the Effective Time, the directors of the surviving corporation will be the directors of Pixar and Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly appointed. At the Effective Time, the officers of the surviving corporation will be the officers of Pixar immediately prior to the effective time of the Merger, until their respective successors are duly appointed. Disney will appoint each of the directors and officers of Merger Sub.

(e) Other than as a result of the Merger described in Item 4 above, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the articles of incorporation of the surviving corporation, as in effect immediately prior to the Effective Date, will be amended and restated in their entirety to reflect the terms of the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that Article I thereof will provide that the name of the surviving corporation is “Pixar”), until thereafter amended as provided therein or by applicable law. Upon consummation of the Merger, the bylaws of Merger Sub will be the bylaws of the surviving corporation until thereafter amended as provided therein or by applicable law.

(h–i) Upon consummation of the Merger, all Pixar capital stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the Nasdaq National Market.

(j) Other than described above, Mr. Jobs currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Jobs beneficially owns 60,000,002 shares of Pixar common stock, representing approximately 50.29% of the outstanding shares of Pixar common stock. The calculation of the percentage of outstanding shares of Pixar common stock held by Mr. Jobs is based on 119,297,468 shares of Pixar common stock outstanding as of January 1, 2006, as represented by Pixar in the Merger Agreement.

(b)	Mr. Jobs has granted a proxy to Disney with respect to a number of his shares of Pixar common stock (representing forty percent (40%) of the shares of Pixar common stock outstanding and entitled to vote on the record date for any vote of shareholders of Pixar on the Merger Agreement and the transactions contemplated thereby) in favor of the approval of the principal terms of the Merger Agreement and the Merger as discussed in Item 4 hereof. In addition, pursuant to the Voting Agreement, Mr. Jobs is entitled to vote the balance of his shares of Pixar common stock in any manner he deems appropriate. As of January 1, 2006, there were 119,297,468 shares of Pixar common stock outstanding, as represented by Pixar in the Merger Agreement discussed in Item 4 hereof. Mr. Jobs has the sole power to vote 12,281,015 shares of Pixar common stock. By virtue of the proxy granted to Disney pursuant to the Voting Agreement, Mr. Jobs has the shared power to vote or to direct the vote of 47,718,987 shares of Pixar common stock. Mr. Jobs has the sole power to dispose or to direct the disposition of 60,000,002 shares of Pixar common stock.

(c)	Except for the Merger Agreement, the Voting Agreement and the transactions contemplated by those agreements, Mr. Jobs has not effected any transactions in Pixar common stock during the past 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Pixar.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with the execution of the Merger Agreement, Disney entered into a voting agreement (the “Voting Agreement”) with Mr. Jobs, pursuant to which Mr. Jobs has agreed to vote a number of his shares of Pixar common stock (representing forty percent (40%) of the shares of Pixar common stock outstanding and entitled to vote on the record date for any vote of shareholders of Pixar on the Merger Agreement and the transactions contemplated thereby) in favor of the approval of the principal terms of the Merger Agreement and the Merger. In addition, pursuant to the Voting Agreement, Mr. Jobs is entitled to vote the balance of his shares of Pixar common stock in any manner he deems appropriate.

The Voting Agreement provides that Mr. Jobs shall not, among other things, transfer any of his shares of Pixar common stock subject to the Voting Agreement until the earlier of the Effective Time (as defined in the Merger Agreement) and the termination of the Voting Agreement. In addition, the Voting Agreement provides that until the expiration of the Merger Agreement as described above, Mr. Jobs will vote, at any meeting of Pixar shareholders (i) in favor of the principal terms of the Merger and the approval and the Merger Agreement, (ii) against any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Pixar under the Merger Agreement or of Mr. Jobs under the Voting Agreement, and (iii) against any action, proposal, transaction or agreement that would reasonably be expected to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger.

In connection with the Voting Agreement, Mr. Jobs also delivered to Disney an irrevocable proxy with respect to Pixar common stock subject to the Voting Agreement. The irrevocable proxy allows Disney to vote the shares of Pixar common stock subject to the Voting Agreement in the manner set forth above.

The Voting Agreement terminates upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement pursuant to its terms, and (c) at any time upon notice by Disney to Mr. Jobs.

Reference to and description of the Voting Agreement in this Item 6 and throughout this Statement on Schedule 13D is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 2 to this Statement on Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger by and among The Walt Disney Company, Lux Acquisition Corp. and Pixar, dated as of January 24, 2006 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pixar on January 26, 2006).

2.	Voting Agreement by and between The Walt Disney Company and Steven P. Jobs, dated as of January 24, 2006 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Pixar on January 26, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2006
Date

/s/ Steven P. Jobs
Signature

Steven P. Jobs
Name/Title